[GRAPHIC OMITTED] Grupo Financiero Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Managing Director
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       FIRST QUARTER ENDED MARCH 31, 2009

(Buenos Aires, Argentina, May 12, 2009) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2009, ended March 31, 2009.

NET INCOME FOR THE QUARTER ENDED MARCH 31, 2009

     o Grupo Financiero Galicia's result for the first quarter was mainly attributable to the income derived from our interests in the Bank (Ps. 28.5 million) and in Sudamericana Holding (Ps. 3.9 million) and to the nonrecurring income of Ps. 85.5 million. The latter gain was due to the prepayment of a loan in foreign currency at a discount.

     o    This income was partially offset by administrative expenses for Ps.
          9.0 million and by income tax for Ps. 30.4 million.

     o Net income for the quarter ended March 31, 2009 was Ps. 91.9 million or Ps. 0.074 per share, equivalent to Ps. 0.74 per ADS.

     o The Bank recorded a Ps. 30.1 million net income. Excluding the amortization of amparo claims (Ps. 27.5 loss) and the adjustment to the valuation of public-sector assets (Ps. 4.1 earning), adjusted net income amounted to Ps. 53.5 million.

     o As of March 31, 2009, the Bank's credit exposure to the private sector reached Ps. 14,313 million, while its deposits in Argentina amounted to Ps. 14,701 million, with an annualized increase of 21.3% in the quarter.

     o The table below shows results per share information, based on Grupo Galicia's financial statements.

                                                        In pesos
                                          ------------------------------------
                                            FY 2009            FY 2008
                                          ----------   -----------------------
                                              1 Q          4Q           1Q
Earnings per Share                        03/31/2009   12/31/2008   03/31/2008
---------------------------------------   ----------   ----------   ----------
Total Average Shares (in thousands)        1.241.407    1.241.407    1.241.407
Total Shares Outstanding (in thousands)    1.241.407    1.241.407    1.241.407
  Book Value per Share                         1,549        1,487        1,362
  Book Value per ADS (*)                      15,490       14,870       13,620
  Earnings per Share                           0,074        0,026        0,029
  Earnings per ADS (*)                         0,740        0,260        0,290

----------
(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's first quarter net income represents an annualized return of 1.68% on average assets and of 19.37% on average shareholders' equity.

                                                       Percentages
                                          ------------------------------------
                                            FY 2009            FY 2008
                                          ----------   -----------------------
                                             1 Q           4 Q           1 Q
Profitability                             03/31/2009   12/31/2008   03/31/2008
---------------------------------------   ----------   ----------   ----------
Return on Average Assets (*)                    1,68         0,72         0,75
Return on Average Shareholders Equity (*)      19,37         7,00         8,65

----------
(*) Annualized.

NET INCOME BY BUSINESS

     o The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company as for the quarter ended December 31, 2008.

     o "Income from Stake in Other Companies" includes the results from our interests in Net Investment, Galicia Warrants, G.V. Mandataria and Galval as of March 31, 2009.

     o The "Deferred Tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries, according to the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

     o "Other Income GFG" mainly includes the nonrecurring income resulting from the debt prepayment, the administrative expenses and the financial expenses.

                                                       in millions of pesos
                                                   ---------------------------
                                                   FY 2009       FY 2008
                                                   -------   ---------------
Net Income by Business                              1st. Q   4th. Q   1st. Q
-------------------------------------------------  -------   ------   ------
Income from stake in Banco Galicia (94,66%)           28,5     38,6     36,6
Income from stake in Sudamericana Holding (87,5%)      3,9      5,7      4,1
Income from stake in other companies                  (1,7)    (2,1)    (0,1)
Deferred tax adjustment in Banco Galicia's
 subsidiaries                                          3,8      7,6      3,3
Other Income GFG                                      87,8    (19,5)    (7,7)
Income tax                                           (30,4)     1,8      0,0
Net Income for the period                             91,9     32,2     36,2

RECENT DEVELOPMENTS

     o On March 9, 2009 Grupo Galicia's Ordinary Shareholders Meeting approved the creation of a Negotiable Obligation Program for up to US$ 60 million. Comision Nacional de Valores (National Securities Commission) approved the program on April 29, 2009, and, on May 9, 2009, also approved a Price Supplement for the offering of Negotiable Obligations for up to US$ 45 million.

CONFERENCE CALL

On Wednesday, May 13 at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 325-4789

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the Cordoba Stock Exchange and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                 In millions of pesos
                                                 ----------------------------------------------------
                                                 03/31/09   12/31/08   09/30/08   06/30/08   03/31/08
                                                 --------   --------   --------   --------   --------
CASH AND DUE FROM BANKS                           3.224,2    3.405,1    3.288,7    3.039,9    2.697,5
GOVERNMENT AND CORPORATE SECURITIES               3.037,9    1.531,9    1.102,5    1.220,5    1.816,3
LOANS                                            10.563,4   11.774,6   12.412,2   11.931,5   12.150,7
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                        3.913,6    4.123,8    4.242,5    3.840,2    3.997,9
EQUITY IN OTHER COMPANIES                            48,7       48,5       84,2       43,7       45,7
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                            1.525,6    1.516,9    1.438,5    1.397,8    1.339,6
OTHER ASSETS                                      2.409,6    2.335,0    1.931,9    1.784,3    1.684,7
TOTAL ASSETS                                     24.723,0   24.735,8   24.500,5   23.257,9   23.732,4

DEPOSITS                                         14.711,6   14.056,1   14.239,2   13.087,5   13.873,5
 - Non-Financial Government Sector                1.378,7    1.290,9      253,9      206,4      161,4
 - Financial Sector                                 181,6      169,3      173,8      166,9      165,3
 - Non-Financial Private Sector and Residents
    Abroad                                       13.151,3   12.595,9   13.811,5   12.714,2   13.546,8
   - Current Accounts                             2.830,7    3.002,0    3.055,5    2.841,2    2.983,1
   - Savings Accounts                             3.939,5    3.843,6    3.599,8    3.261,9    3.181,6
   - Time Deposits                                6.069,4    5.411,2    6.824,4    6.191,3    6.960,1
   - Other                                          242,9      262,1      220,5      316,4      321,6
   - Accrued interest and quotation diferences
      payable                                        68,8       77,0      111,3      103,4      100,4

OTHER BANKS AND INTERNATIONAL ENTITIES              775,5    1.190,1    1.188,6    1.395,0    1.080,3
NEGOTIABLE OBLIGATIONS                            2.831,5    2.873,1    2.665,3    2.825,1    2.945,9
OTHER LIABILITIES                                 4.224,6    4.524,6    4.373,1    3.991,4    3.917,2
MINORITY INTERESTS                                  256,6      246,2      235,2      226,1      224,8
TOTAL LIABILITIES                                22.799,8   22.890,1   22.701,4   21.525,1   22.041,7
SHAREHOLDERS' EQUITY                              1.923,2    1.845,7    1.799,1    1.732,8    1.690,7

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                          1,61       1,11       1,35       2,04       2,55
Wholesale Price Index (%) (**)                       1,00       0,01       2,16       3,54       2,86
C.E.R. (%) (**)                                      1,28       1,31       1,50       2,52       2,42
Exchange Rate ($/U$S) (***)                        3,7135     3,4537     3,1302     3,0242     3,1653

----------
(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique
      "A" 3500 - Reference Exchange Rate

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                 In millions of pesos
                                                    ----------------------------------------------------
Quarter ended:                                      03/31/09   12/31/08   09/30/08   06/30/08   03/31/08
-------------------------------------------------   --------   --------   --------   --------   --------
FINANCIAL INCOME                                       763,3      731,3      588,1      650,7      589,2
- Interest on Cash and Due From Bank                     0,2        1,0        1,7        2,1        4,0
- Interest on Loans to the Financial Sector              1,6        1,8        1,0        0,7        0,4
- Interest on Overdrafts                                54,7       55,8       49,8       40,8       36,4
- Interest on Notes                                    104,3      120,0      115,0      101,3      104,2
- Interest on Mortgage Loans                            31,3       33,3       32,1       30,9       30,2
- Interest on Pladge Loans                               3,0        4,0        4,0        3,6        3,4
- Interest on Credit Card loans                        200,8      198,8      157,2      161,1      139,4
- Interest on Other Loans                               96,2       89,5       79,0       78,2       70,8
- Net Income from Government and Corporate
   Securities                                           85,9       57,6       40,6       64,8       75,1
- On Other Receivables Resulting from Financial
   Brokerage                                             6,7        8,1        8,1        8,9        8,9
- Net Income from Guaranteed Loans-Decree 1387/01        6,8       14,3       15,8       15,5       14,3
- Adjustment by application of adjusting index          19,4       20,3       24,5       39,4       39,7
- Quotations Differences on Gold and Foreign
   Currency                                             34,7      (22,6)       4,0       73,8       22,7
- Other                                                117,7      149,4       55,3       29,6       39,7

FINANCIAL EXPENSES                                     384,7      370,7      358,1      357,4      334,8
- Interest on Demand Accounts Deposits                   3,2        6,9        5,4        4,7        4,6
- Interest on Saving Accounts Deposits                   0,9        0,7        0,9        0,9        0,9
- Interest on Time Deposits                            231,1      231,2      206,2      153,6      166,7
- Interest on Interbank Loans Received (Call
   Money Loans)                                          0,2        3,6        0,0        2,0        0,1
- Interest on Loans from Financial Sector                0,0        0,1        0,2        0,2        0,3
- For Other Liabilities resulting from Financial
   Brokerage                                            71,1       76,3       73,4       73,6       73,7
- Interest on Subordinated Negotiable Obligations       29,6       27,4       24,7       24,4       24,9
- Other interest                                         0,8        0,6        0,7        0,9        1,1
- Adjustment by application of adjusting index           0,2        0,5        1,0        3,2        4,5
- Contributions to the Deposit Insurance Fund            6,1        6,1        5,8        6,0        5,7
- Other                                                 41,5       17,3       39,8       87,9       52,3

GROSS BROKERAGE MARGIN                                 378,6      360,6      230,0      293,3      254,4
PROVISIONS FOR LOAN LOSSES                             177,5      132,0       84,2       94,0       85,2
INCOME FROM  SERVICES, NET                             317,3      316,5      313,5      293,6      264,3

ADMINISTRATIVE EXPENSES                                456,3      479,8      472,0      446,9      382,4
- Personnel Expenses                                   245,7      261,5      253,8      239,7      211,2
- Directors' and Syndics' Fees                           1,7        2,7        1,5        2,1        1,9
- Other Fees                                            14,9       15,3       15,5       13,9       12,2
- Advertising and Publicity                             29,6       36,5       42,8       41,9       25,3
- Taxes                                                 31,7       29,2       27,4       26,0       21,4
- Depreciation of Premises and Equipment                18,2       16,0       15,4       15,1       15,4
- Amortization of Organization and Development
   Expenses                                             10,0       11,2        9,7        9,1        8,0
- Other Operating Expenses                              67,0       64,2       66,5       62,2       56,3
- Other                                                 37,5       43,2       39,4       36,9       30,7

MINORITY INTEREST                                       (8,6)     (11,0)      (9,1)      (8,5)      (7,2)
INCOME FROM EQUITY INVESTMENTS                          (1,6)       0,1       55,2        0,0        1,5
NET OTHER INCOME                                        94,5       (7,6)      58,4       20,6        8,7
INCOME TAX                                              54,5       14,6       25,5       16,0       17,9
NET INCOME                                              91,9       32,2       66,3       42,1       36,2

----------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies
    (Art. 33 - Law 19550).